As filed with the Securities and Exchange Commission on July 16, 2008

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NORTH AMERICAN SCIENTIFIC, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	51-0366422
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

20200 Sunburst Street
Chatsworth, CA 91311
(818) 734-8600
(Address, including zip code, and telephone number, including area code, of each of the co-registrants’ principal executive offices)

John B. Rush
President and Chief Executive Officer
North American Scientific, Inc.
20200 Sunburst Street
Chatsworth, CA 91311
(818) 734-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Bruce Feuchter, Esq.
Michael A. Hedge, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.01 per share	13,976,370	$0.80	$11,181,096	$439.42

(1)
Includes 1,374,742 shares issuable upon exercise of outstanding warrants. In addition to the shares of common stock set forth in the table above, pursuant to Rule 416 under the Securities Act of 1933, we are registering an indeterminate number of shares of common stock issuable in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)
The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low prices for our common stock, as reported by the Nasdaq Capital Market on July 14, 2008, which was $0.80 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 16, 2008

PRELIMINARY PROSPECTUS

NORTH AMERICAN SCIENTIFIC, INC.

13,976,370 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 13,976,370 shares of our common stock which are held by certain of our stockholders named in this prospectus, who are referred to herein as the selling stockholders. Of this amount, 12,601,628 shares of our common stock are held by certain selling stockholders and 1,374,742 shares of our common stock are issuable to certain selling stockholders upon the exercise of warrants to purchase common stock that were previously issued by us to certain selling stockholders in a private placement pursuant to a securities purchase agreement dated as of December 12, 2007.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq Capital Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See the section in this prospectus titled “Plan of Distribution” for additional information on how the selling stockholders may conduct sales of our common stock.

Our common stock currently is traded on the Nasdaq Capital Market under the symbol “NASM.” On July 14, 2008, the closing price of our common stock was $0.81 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 3 and the risk factors incorporated herein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________ __, 2008.

TABLE OF CONTENTS

SUMMARY	2
RISK FACTORS	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	16
SELLING STOCKHOLDER	16
PLAN OF DISTRIBUTION	17
LEGAL MATTERS	19
EXPERTS	19
WHERE YOU CAN FIND MORE INFORMATION	19

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

SUMMARY

This summary highlights some important information about our business and about this offering. It does not include all of the information you should consider before deciding to purchase any shares of our common stock. Please review this entire prospectus and the information incorporated herein by reference, including the risk factors section and our consolidated financial statements and related notes, before you decide to purchase any shares of our common stock.

Except as otherwise indicated in this prospectus or as the context may otherwise indicate, in this prospectus the words “we,” “our,” “us” and “Company” refer to North American Scientific, Inc. and its subsidiaries.

Our Company

We are a Delaware corporation, incorporated in 1990, that designs, develops, produces and sells innovative products for radiation therapy treatment, including Prospera® brachytherapy seeds and SurTRAK™ needles and strands used primarily in the treatment of prostate cancer. In 2006 we introduced our ClearPath™ brachytherapy device to be used in the treatment of breast cancer. In addition, we develop and market products for other medical, environmental, research and industrial applications.

In 1996, we began to focus our research and product development activities primarily on medical products that are useful in the diagnosis, management and treatment of diseases such as cancer. This initiative resulted in the development of our first two therapeutic products, iodine-based and palladium-based implantable brachytherapy seeds for the treatment of prostate cancer. We began manufacturing our Iodine-125 seed for commercial use in 1998, and introduced our Palladium-103 seed the following year, thus becoming the first company to manufacture both iodine and palladium brachytherapy seeds. We currently market and sell our Iodine-125 seeds under the trade name Prospera® I-125, and our Palladium-103 sees under the trade name Prospera® Pd-103.

In August 2003, we acquired substantially all of the assets of Radiation Therapy Products (“RTP”), a manufacturer and distributor of equipment, including steppers and stabilizers, used in prostate brachytherapy procedures. We added RTP to our brachytherapy product portfolio to provide a more complete product offering to customers and prospects.

In May 2004, we acquired NOMOS Corporation (“NOMOS”), a developer, manufacturer and marketer of products and services for IMRT and IGRT. NOMOS was recognized as the pioneer of the IMRT and IGRT fields and its products are used to treat a variety of cancers at hospitals and free-standing radiation oncology centers. In July 2007, we announced our plan to divest the NOMOS Radiation Oncology business and completed the sale of all significant assets, including licenses, trademarks and brand-names, and selected liabilities of NOMOS to Best Medical, Inc. for $500,000 in September 2007.

In November 2006, we announced the introduction of ClearPath™, our unique multicatheter breast brachytherapy device for Accelerated Partial Breast Irradiation (“APBI”). APBI is a standard radiation treatment appropriate for all women with early stage breast cancer. Typically, patients undergoing radiation treatment for breast cancer are treated with external beam radiation (“EBR”). The EBR treatments are delivered daily for a period of six weeks. Women who receive APBI instead of EBR can be treated in just five days with the same level of efficacy and with better control of radiation dose to surrounding tissue. Management estimates that approximately 250,000 women in the United States are diagnosed with breast cancer each year. With early detection on the rise, we believe the total market for APBI devices in the United States to be as high as $500 million per year.

We were incorporated as a Delaware corporation in 1990. Our principal executive offices are located at 20200 Sunburst Street, Chatsworth, California 91311, and our telephone number is (818) 734-8600. Our internet address is www.nasmedical.com. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

You should carefully consider the following risks and other information included or incorporated by reference in this prospectus before deciding to purchase any shares of our common stock, including those set forth under Item 1A of our Annual Report on Form 10-K for the fiscal year ended October 31, 2007. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may also impair our business. The risks described in this section and included or incorporated by reference in this prospectus could cause our actual results to differ materially from those anticipated.

We have experienced significant losses and expect to incur losses in the future. As a result, the amount of our cash, cash equivalents, and investments in marketable securities has materially declined. We raised additional equity financing in January 2008 to fund our continuing operations, support the further development and launch of ClearPath and other activities. If we continue to incur significant losses and are unable to access sufficient working capital from our operations or through external financings, we will be unable to fund future operations and operate as a going concern.

We have incurred substantial net losses in each of the last six fiscal years. As reflected in our financial statements, we have experienced net losses of $8.7 million in the six months ended April 30, 2008, and $21.0 million and $17.1 million in our fiscal years ended October 31, 2007 and 2006, respectively. In addition, we have used cash in operations of $7.1 million in the three months ended April 30, 2008, and $12.3 million and $15.9 million for our fiscal years ended October 31, 2007 and 2006, respectively.  As of April 30, 2008, we had an accumulated deficit of $156.7 million; cash and cash equivalents of $3.8 million, and no long-term debt.

To supplement our available cash, on May 28, 2008, we entered into a Ninth Amendment to our previously expired borrowing arrangement with Silicon Valley Bank. The Ninth Amendment provides us with $6.0 million available borrowing capacity as follows:

▪
a $3.0 million Growth Capital term loan, to be funded one half in June 2008 and one half no later than September 2008. Interest accrues at the Bank prime rate plus 2.25% and is payable on the outstanding principal balance monthly from the date of the first borrowing. The principal balance of the Growth Capital loan is repayable in equal installments of $83,333 over thirty-six (36) months beginning in the month after the loan is fully funded; and

▪
a $3.0 million revolving line of credit based upon eligible receivables balance as defined by the Amendment, which is payable monthly. Interest on the revolving line of credit is payable monthly at Bank prime plus 0.5% per annum, and may increase to Bank prime plus 1.5% if we fail to meet the Quick Ratio Test as defined in the Ninth Amendment. The revolving line of credit matures in twenty-four (24) months from the date of the execution of the Ninth Amendment. The revolving line of credit is subject to certain financial covenants, which cross over to the Growth Capital Loan in the event that both facilities have an outstanding balance on any given month.

The negative cash flow we have sustained has materially reduced our working capital. Although our working capital has been replenished to some extent by our January 2008 equity financing, continued negative cash flow could materially and negatively impact our ability to fund future operations and continue to operate as a going concern. Management has taken and continues to take actions intended to improve our results. These actions include reducing cash operating expenses, developing new technologies and products, improving existing technologies and products, and expanding into new geographical markets. The availability of necessary working capital, however, is subject to many factors beyond our control, including our ability to obtain additional financing, our ability to increase revenues and to reduce further our losses from operations, economic cycles, market acceptance of our products, competitors’ responses to our products, the intensity of competition in our markets, and the level of demand for our products.

The amount of working capital that we will need in the future will also depend on our efforts and many factors, including:

▪	Our ability to successfully develop, market and sell our products, including the successful further development and launch of our new ClearPath device for treatment of breast cancer;

▪	Continued scientific progress in our discovery and research programs;
▪	Levels of selling and marketing expenditures that will be required to launch future products and achieve and maintain a competitive position in the marketplace for both existing and new products;
▪	Structuring our businesses in alignment with their revenues to reduce operating losses;
▪	Levels of inventory and accounts receivable that we maintain;
▪	Level of capital expenditures;
▪	Acquisition or development of other businesses, technologies or products;
▪	The time and costs involved in obtaining regulatory approvals;
▪	The costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and
▪	The potential need to develop, acquire or license new technologies and products.

We completed a private placement of $15.5 million of our common stock in January 2008, raising a net $14.0 million; however, we may need to raise additional equity financing, reduce operations and take other steps to achieve positive cash flow. We also may be required to curtail our expenses or to take steps that could hurt our future performance, including but not limited to, the termination of major portions of our research and development activities, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations. We cannot assure you that we will be successful in these efforts or that any or some of the above factors will not negatively impact us. We believe that we will have sufficient cash to sustain us at least through the next twelve months.

Future financing transactions will likely have dilutive and other negative effects on our existing stockholders.

In January 2008, we completed a private placement of 12,601,628 shares of our common stock that also included 630,081 shares of common stock issuable upon exercise of warrants. This financing resulted in significant dilution of our current stockholders, such that the three participants in the private placement transaction now control in excess of 70% of our outstanding common stock. If we raise additional equity financing in the future, the percentage ownership held by existing stockholders would be further reduced, and existing stockholders may experience further significant dilution. In addition, new investors may demand rights, preferences or privileges that differ from, or are senior to, those of our existing shareholders, such as warrants in addition to the securities purchased and other protections against future dilutive transactions.

Our stock price, at times, has not met the minimum bid price for continued listing on the Nasdaq Capital Market. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from the Nasdaq Capital Market or if we are unable to transfer our listing to another stock market.

At points during the past 52 weeks, the minimum bid price for our common stock listed on the Nasdaq Capital Market has closed below the $1.00 minimum. On October 5, 2007, we received a notice from Nasdaq, dated October 5, 2007 indicating that for the last 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). We were able to regain compliance with the $1.00 minimum bid requirement by effecting a 1 share for 5 share reverse stock split, which was approved by our stockholders on April 29, 2008 and became effective on May 1, 2008. Our common stock traded at or above the $1.00 minimum bid price for the period May 1, 2008 through May 14, 2008, which marked 10 consecutive trading days in which the closing bid price exceeded the $1.00 minimum. On May 15, 2008, we were notified by Nasdaq that our common stock had regained compliance with the minimum bid price requirements and no further action was required on our part. However, in July 2008, we again fell below the $1.00 minimum bid price and will need to regain the minimum bid price or face delisting.

If, in the future, our common stock is delisted by Nasdaq, our common stock may be eligible to trade on the American Stock Exchange, the OTC Bulletin Board maintained by Nasdaq, another over-the-counter quotation system, or on the pink sheets where an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, although there can be no assurance that our common stock will be eligible for trading on any alternative exchanges or markets. In addition, delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities. We may need to raise additional financing in fiscal 2008 to fund our continuing operations, support the launch and further development of ClearPath, and other activities. Delisting from Nasdaq also would make trading our common stock more difficult for investors, potentially leading to further declines in our share price. It would also make it more difficult for us to raise additional capital.

Our common stock is subject to continued listing requirements of the Nasdaq Capital Market. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from The Nasdaq Capital Market.

Beyond the risk of delisting arising from the $1.00 minimum closing bid price requirement, our common stock is subject to a number of other requirements under Maintenance Standards for continued listing on the Nasdaq Capital Market, including but not limited to, a $2.5 million minimum stockholders’ equity under Maintenance Standard 1, as set forth in Marketplace Rule 4310(c)(3). Currently, our $4.5 million of stockholder’s’ equity at April 30, 2008 is sufficient to meet the minimum required under Maintenance Standard 1. However, continued losses will erode our Stockholders’ Equity, and cause us to become non-compliant with this continued listing requirement.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities. We may need to raise additional financing in fiscal 2008 to fund our continuing operations, support the launch and further development of ClearPath, and other activities. Delisting from Nasdaq also would make trading our common stock more difficult for investors, potentially leading to further declines in our share price.

Success of our ClearPath breast brachytherapy device will be dependent upon a variety of factors.

We previously have announced the introduction of ClearPath, a new brachytherapy device for the treatment of breast cancer. Because we believe that our ClearPath device has certain technical and market advantages, we expect that this device may generate significant revenues in the future. There are a number of factors which could affect our ability to achieve this goal, including:

▪	The successful further development of a commercially marketable device;
▪	The successful launch of a marketing and sales program for this device;
▪	Our ability to protect our intellectual property through patents and licenses and avoid infringement of intellectual property of others;
▪	The successful completion of technical improvements to the device;
▪	Our ability to successfully manufacture production quantities of the device;
▪
The acceptance of the device by physicians and health professionals as an alternative to other approaches to delivering radiation to a cancer patient’s breast tissue or to other products using a similar approach but employing different competitive technologies; and

▪	Our ability to hire and train a direct sales force to sell the device.

We may encounter insurmountable obstacles or incur substantially greater costs and delays than anticipated in the development process.

From time to time, we have experienced setbacks and delays in our research and development efforts and may encounter further obstacles in the course of the development of additional technologies, products and services. We may not be able to overcome these obstacles or may have to expend significant additional funds and time. Technical obstacles and challenges we encounter in our research and development process may result in delays in or abandonment of product commercialization, may substantially increase the costs of development, and may negatively affect our results of operations.

New product developments in the healthcare industry are inherently risky and unpredictable. These risks include:

•	failure to prove feasibility;
•	time required from proof of feasibility to routine production;
•	timing and cost of regulatory approvals and clearances;
•	competitors' responses to new product developments;
•	manufacturing cost overruns;
•	failure to obtain customer acceptance and payment; and
•	excess inventory caused by phase-in of new products and phase-out of old products.

The high cost of technological innovation is coupled with rapid and significant change in the regulations governing the products that compete in our market, by industry standards that could change on short notice, and by the introduction of new products and technologies that could render existing products and technologies uncompetitive. We cannot be sure that we will be able to successfully develop new products or enhancements to our existing products. Without successful new product introductions, our revenues likely will continue to suffer, as competition erodes average selling prices. Even if customers accept new or enhanced products, the costs associated with making these products available to customers, as well as our ability to obtain capital to finance such costs, could reduce or prevent us from increasing our operating margins.

All of our product lines are subject to intense competition. Our most significant competitors have greater resources than we do. As a result, we cannot be certain that our competitors will not develop superior technologies, larger more experienced sales forces or otherwise be able to compete against us more effectively. If we fail to maintain our competitive position in key product areas, we may lose or be unable to develop significant sources of revenue.

We believe that our Prospera brachytherapy seeds, our SurTRAK strands and needles and our new ClearPath device can generate substantial revenues in the future. We will need to continue to develop enhancements to these products and improvements on our core technologies in order to compete effectively. Rapid change and technological innovation characterize the marketplace for medical products, and our competitors could develop technologies that are superior to our products or that render such products obsolete. We anticipate that expenditures for research and development will continue to be significant. The domestic and foreign markets for radiation therapy are highly competitive. Many of our competitors and potential competitors have substantial installed bases of products and significantly greater financial, research and development, marketing and other resources than we do. Competition may increase as emerging and established companies enter the field. In addition, the marketplace could conclude that the tasks our products were designed to perform are no longer elements of a generally accepted treatment regimen. This could result in us having to reduce production volumes or discontinue production of one or more of our products.

Our primary competitors in the brachytherapy seed business include: C.R. Bard, Inc. Oncura, and Core Oncology, all of whom manufacture and sell Iodine-125 brachytherapy seeds, as well as distribute Palladium-103 seeds manufactured by a third party (in the case of Oncura and Core Oncology, we currently manufacture a portion of their Palladium-103 seed requirements pursuant to distribution agreements reached with Oncura in July 2005 and with Core Oncology in August 2007); and Theragenics Corporation, which manufacturers Palladium-103 seeds, and sells Palladium-103 and Iodine-125 brachytherapy seeds directly and its Palladium-103 brachytherapy seeds through marketing relationships with third parties. Several additional companies currently sell brachytherapy seeds as well. Our SurTRAK strands and needles are subject to competition from a number of companies, including Worldwide Medical Technologies, Inc.

Our new ClearPath-HDR device for treatment of breast cancer is, like its competitors, designed to connect to a source of high-dose-rate (HDR) radiation, which is administered in a specially shielded room in a hospital. It faces competition from Hologic, Inc., SenoRx, Inc. and Cianna Medical (previously BioLucent, Inc.). The MammoSite RTS device from Hologic, Inc., currently the market leader, uses a balloon and catheter system to place the radiation source directly into the post-lumpectomy cavity. The Contura MLB device developed by SenoRx, Inc. also uses a balloon and catheter system to deliver the radiation dose. The SAVI device manufactured by Cianna Medical does not use a balloon and is comprised of an expandable bundle of 6 catheters.

Our radiation reference source business also is subject to intense competition. Competitors in this industry include AEA Technology PLC and Eckert & Ziegler AG. We believe that these companies have a dominant position in the market for radiation reference source products.

Because we are a relatively small company, there is a risk that potential customers will purchase products from larger manufacturers, even if our products are technically superior, based on the perception that a larger, more established manufacturer may offer greater certainty of continued product improvements, support and service, which could cause our revenues to decline. In addition, many of our competitors are substantially larger and have greater sales, marketing and financial resources than we do. Developments by any of these or other companies or advances by medical researchers at universities, government facilities or private laboratories could render our products obsolete. Moreover, companies with substantially greater financial resources, as well as more extensive experience in research and development, the regulatory approval process, manufacturing and marketing, may be in a better position to seize market opportunities created by technological advances in our industry.

We are highly dependent on our direct sales organization, which is small compared to many of our competitors. Also, we will need to hire and train additional sales representatives to sell our ClearPath device. Any failure to build, manage and maintain our direct sales organization could negatively affect our revenues.

Our current domestic direct sales force is small relative to many of our competitors. There is intense competition for skilled sales and marketing employees, particularly for people who have experience in the radiation oncology market. Accordingly, we could find it difficult to hire or retain skilled individuals to sell our products. Any failure to build our direct sales force could adversely affect our growth and our ability to meet our revenue goals.

As a result of our relatively small sales force the need to hire and train additional sales representatives to sell our ClearPath device, and the intense competition for skilled sales and marketing employees, there can be no assurance that our direct sales and marketing efforts will be successful. If we are not successful in our direct sales and marketing, our sales revenue and results of operations are likely to be materially adversely affected.

We depend partially on our relationships with distributors and other industry participants to market some of our products, and if these relationships are discontinued or if we are unable to develop new relationships, our revenues could decline.

Our 2005 agreement with Oncura, Inc. and our 2007 agreement with Core Oncology, Inc. for distribution of our Palladium-103 brachytherapy seeds are important components of that business. In addition, we do not have a direct sales force for our non-therapeutic radiation source products, and rely entirely on the efforts of agents and distributors for sales of those non-brachytherapy products. We cannot assure you that we will be able to maintain our existing relationships with our agents and distributors for the sale of our Palladium-103 brachytherapy seeds and our non-therapeutic radiation source products.

We depend partially on our relationships with two large customers that each comprise more than 10% of our revenue. If these relationships are discontinued or if we are unable to develop new relationships, our revenues could decline.

Our sales to Oncura, Inc. and Pinestar Technology, Inc. each comprised more than 10% of our revenue for fiscal 2007. We cannot assure you that we will be able to maintain our existing relationships with our large customers for the sale of our Palladium-103 brachytherapy seeds and our non-therapeutic radiation source products.

If we are sued for product-related liabilities, the cost could be prohibitive to us.

The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability claims. Third parties may successfully assert product liability claims against us. Although we currently have insurance covering claims against our products, we may not be able to maintain this insurance at acceptable cost in the future, if at all. In addition, our insurance may not be sufficient to cover particularly large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our products.

Currently, our revenues are primarily derived from products predominantly used in the treatment of tumors of the prostate. If we do not obtain wider acceptance of our products to treat other types of cancer, our sales could fail to increase and we could fail to achieve our desired growth rate.

Currently, our brachytherapy products are used almost exclusively for the treatment of prostate cancer. Further research, clinical data and years of experience will likely be required before there can be broad acceptance for the use of our brachytherapy products for additional types of cancer. If our products do not become more widely accepted in treating other types of cancer, our sales could fail to increase or could decrease.

We rely on several sole source suppliers and a limited number of other suppliers to provide raw materials and significant components used in our products. A material interruption in supply could prevent or limit our ability to accept and fill orders for our products.

We depend upon a limited number of outside unaffiliated suppliers for our radioisotopes. Our principal suppliers are Nordion International, Inc. and Eckert & Ziegler AG. We also utilize other commercial isotope manufacturers located in the United States and overseas. To date, we have been able to obtain the required radioisotopes for our products without any significant delays or interruptions. Currently, we rely exclusively upon Nordion International for our supply of the Palladium-103 isotope; if Nordion International ceases to supply isotopes in sufficient quantity to meet our needs, there may not be adequate alternative sources of supply. If we lose any of these suppliers (including any single-source supplier), we would be required to find and enter into supply arrangements with one or more replacement suppliers. Obtaining alternative sources of supply could involve significant delays and other costs and these supply sources may not be available to us on reasonable terms or at all. Any disruption of supplies could delay delivery of our products that use radioisotopes, which could adversely affect our business and financial results and could result in lost or deferred sales.

If we are unable to attract and retain qualified employees, we may be unable to meet our growth and revenue needs.

Our success is materially dependent on a limited number of key employees, and, in particular, the continued services of John B. Rush, our president and chief executive officer and Troy A. Barring, our chief operating officer. Our future business and financial results could be adversely affected if the services of Messrs. Rush or Barring or other key employees cease to be available. To our knowledge, none of our key employees have any plans to retire or leave in the near future.

Our future success and ability to grow our business will depend in part on the continued service of our skilled personnel and our ability to identify, hire and retain additional qualified personnel. Although some employees are bound by a limited non-competition agreement that they sign upon employment, few of our employees are bound by employment contracts, and it is difficult to find qualified personnel, particularly medical physicists and customer service personnel, who are willing to travel extensively. We compete for qualified personnel with medical equipment manufacturers, universities and research institutions. Because the competition for these personnel is intense, costs related to compensation may increase significantly.

Even when we are able to hire a qualified medical physicist, engineer or other technical person, there is a significant training period of up to several months before that person is fully capable of performing the functions we need. This could limit our ability to expand our business.

The medical device industry is characterized by competing intellectual property, and we could be sued for violating the intellectual property rights of others, which may require us to withdraw certain products from the market.

The medical device industry is characterized by a substantial amount of litigation over patent and other intellectual property rights. Our competitors, like companies in many high technology businesses, continually review other companies' products for possible conflicts with their own intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. Our competitors could assert that our products and the methods we employ in the use of our products are covered by United States or foreign patent rights held by them. In addition, because patent applications can take many years to issue, there could be applications now pending of which we are unaware, which could later result in issued patents that our products infringe. There could also be existing patents that one or more of our products could inadvertently be infringing of which we are unaware.

While we do not believe that any of our products, services or technologies infringe any valid intellectual property rights of third parties, we may be unaware of third-party intellectual property rights that relate to our products, services or technologies. As the number of competitors in the radiation oncology market grows, and as the number of patents issued in this area grows, the possibility of a patent infringement claim against us going forward increases. We could incur substantial costs and diversion of management resources if we have to assert our patent rights against others. An unfavorable outcome to any litigation could harm us. In addition, we may not be able to detect infringement or may lose competitive position in the market before we do so.

To address patent infringement or other intellectual property claims, we may have to enter into license agreements and technology cross-licenses or agree to pay royalties at a substantial cost to us. We may be unable to obtain necessary licenses. A valid claim against us and our failure to obtain a license for the technology at issue could prevent us from selling our products and materially adversely affect our business, financial results and future prospects.

If we fail to protect our intellectual property rights or if our intellectual property rights do not adequately cover the technologies we employ, or if such rights are declared to be invalid, other companies may take advantage of our technology ideas and more effectively compete directly against us, or we might be forced to discontinue selling certain products.

Our success depends in part on our ability to obtain and enforce patent protections for our products and operate without infringing on the proprietary rights of third parties. We rely on U.S. and foreign patents to protect our intellectual property. We also rely significantly on trade secrets and know-how that we seek to protect. We attempt to protect our intellectual property rights by filing patent applications for new features and products we develop. We enter into confidentiality or license agreements with our employees, consultants, independent contractors and corporate partners, and we seek to control access to our intellectual property and the distribution of our products, documentation and other proprietary information. We plan to continue these methods to protect our intellectual property and our products. These measures may afford only limited protection. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

If a competitor infringes upon our patent or other intellectual property rights, enforcing those rights could be difficult, expensive and time-consuming, making the outcome uncertain. Competitors could also bring actions or counterclaims attempting to invalidate our patents. Even if we are successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be costly and could divert our management's attention.

In 2006, we licensed intellectual property which was later the subject of litigation brought by WorldWide Medical Technologies in U.S. District Court against both us and our former employee, Richard Terwilliger, who was previously our Vice-President of New Product Development. This intellectual property relates to our brachytherapy business, specifically, certain needle-loading and stranding technologies. While we do not believe that we have any liability in this matter, and are vigorously defending ourselves in the litigation, we cannot predict what effect an adverse result from this litigation would have on our future sales of the products at issue.

We use radioactive materials which are subject to stringent regulation and which may subject us to liability if accidents occur.

We manufacture and process radioactive materials which are subject to stringent regulation. We operate under licenses issued by the California Department of Health which are renewable every eight years. We received a renewal of our licenses for our North Hollywood and Chatsworth facilities in 2007. California is one of the "Agreement States," which are so named because the Nuclear Regulatory Commission, or NRC, has granted such states regulatory authority over radioactive materials, provided such states have regulatory standards meeting or exceeding the standards imposed by the NRC. Most users of our products must obtain licenses issued by the state in which they reside (if they are Agreement States) or the NRC. Use licenses are also required by some of the foreign jurisdictions in which we may seek to market our products.

Although we believe that our safety procedures for handling and disposing of these radioactive materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result. We believe we carry reasonably adequate insurance to cover us in the event of any damages resulting from the use of hazardous materials.

Healthcare reforms, changes in health-care policies and unfavorable changes to third-party reimbursements for use of our products could cause declines in the revenues of our products, and could hamper the introduction of new products.

Hospitals and freestanding clinics may be less likely to purchase our products if they cannot be assured of receiving favorable reimbursement for treatments using our products from third-party payors, such as Medicare, Medicaid and private health insurance plans. Generally speaking, Medicare pays hospitals, freestanding clinics and physicians a fixed amount for services using our products, regardless of the costs incurred by those providers in furnishing the services. Such providers may perceive the set reimbursement amounts as inadequate to compensate for the costs incurred and thus may be reluctant to furnish the services for which our products are designed. Moreover, third-party payors are increasingly challenging the pricing of medical procedures or limiting or prohibiting reimbursement for some services or devices, and we cannot be sure that they will reimburse our customers at levels sufficient to enable us to achieve or maintain sales and price levels for our products. There is no uniform policy on reimbursement among third-party payors, and we can provide no assurance that procedures using our products will qualify for reimbursement from third-party payors or that reimbursement rates will not be reduced or eliminated. A reduction in or elimination of third-party payor reimbursement for treatments using our products would likely have a material adverse effect on our revenues.

Furthermore, any federal and state efforts to reform government and private healthcare insurance programs could significantly affect the purchase of healthcare services and products in general and demand for our products in particular. We are unable to predict whether potential reforms will be enacted, whether other healthcare legislation or regulation affecting the business may be proposed or enacted in the future or what effect any such legislation or regulation would have on our business, financial condition or results of operations.

The federal Medicare program currently reimburses hospitals and freestanding clinics for brachytherapy treatments. Medicare reimbursement amounts typically are reviewed and adjusted at least annually. Medicare reimbursement policies are reviewed and revised on an ad hoc basis. Adjustments could be made to these reimbursement policies or amounts, which could result in reduced or no reimbursement for brachytherapy services. Changes in Medicare reimbursement policies or amounts affecting hospitals and freestanding clinics could negatively affect market demand for our products.

Medicare reimbursement amounts for seeding are currently significantly less than for radical prostatectomy, or RP. Although seeding generally requires less physician time than RP, lower reimbursement amounts, when combined with physician familiarity with RP, may create disincentives for urologists to perform seeding.

Private third-party payors often adopt Medicare reimbursement policies and payment amounts. As such, Medicare reimbursement policy and payment amount changes concerning our products also could be extended to private third-party payor reimbursement policies and amounts and could affect demand for our products in those markets as well.

Acceptance of our products in foreign markets could be affected by the availability of adequate reimbursement or funding, as the case may be, within prevailing healthcare payment systems. Reimbursement, funding and healthcare payment systems vary significantly by country and include both government-sponsored healthcare and private insurance. We can provide no assurance that third-party reimbursement will be made available with respect to treatments using our products under any foreign reimbursement system.

Problems with any of these reimbursement systems that adversely affect demand for our products could cause our revenues from our products to decline and our business to suffer.

Also, we, our distributors and healthcare providers performing radiation therapy procedures are subject to state and federal fraud and abuse laws prohibiting kickbacks and, in the case of physicians, patient self-referrals. We may be subjected to civil and criminal penalties if we or our agents violate any of these prohibitions.

We are subject to extensive government regulation applicable to the manufacture and distribution of our products. Complying with the Food And Drug Administration and other domestic and foreign regulatory bodies is an expensive and time-consuming process, whose outcome can be difficult to predict. If we fail or are delayed in obtaining regulatory approvals or fail to comply with applicable regulations, we may be unable to market and distribute our products or may be subject to civil or criminal penalties.

We and some of our suppliers and distributors are subject to extensive and rigorous government regulation of the manufacture and distribution of our products, both in the United States and in foreign countries. Compliance with these laws and regulations is expensive and time-consuming, and changes to or failure to comply with these laws and regulations, or adoption of new laws and regulations, could adversely affect our business.

In the United States, as a manufacturer and seller of medical devices and devices utilizing radioactive by-product material, we and some of our suppliers and distributors are subject to extensive regulation by federal governmental authorities, such as the United States Food and Drug Administration, or FDA, and state and local regulatory agencies, such as the State of California, to ensure such devices are safe and effective. Such regulations, which include the U.S. Food, Drug and Cosmetic Act, or the FDC Act, and regulations promulgated by the FDA, govern the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, possession, marketing, disposal, clinical investigations involving humans, sale and marketing of medical devices, post-market surveillance, repairs, replacements, recalls and other matters relating to medical devices, radiation producing devices and devices utilizing radioactive by-product material. State regulations are extensive and vary from state to state. Our brachytherapy seeds constitute medical devices subject to these regulations. Future products in any of our business segments may constitute medical devices and be subject to regulation as such. These laws require that manufacturers adhere to certain standards designed to ensure that the medical devices are safe and effective. Under the FDC Act, each medical device manufacturer must comply with requirements applicable to manufacturing practices.

In the United States, medical devices are classified into three different categories, over which the FDA applies increasing levels of regulation: Class I, Class II and Class III. The FDA has classified all of our brachytherapy products as Class I devices. Before a new device can be introduced into the United States market, the manufacturer must obtain FDA clearance or approval through either a 510(k) premarket notification or a premarket approval, unless the product is otherwise exempt from the requirements. Class I devices are statutorily exempt from the 510(k) process, unless the device is intended for a use which is of substantial importance in preventing impairment of human health or it presents a potential unreasonable risk of illness or injury.

A 510(k) premarket notification clearance will typically be granted for a device that is substantially equivalent to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not yet required submission of a premarket approval. A 510(k) premarket notification must contain information supporting the claim of substantial equivalence, which may include laboratory results or the results of clinical studies. Following submission of a 510(k) premarket notification, a company may not market the device for clinical use until the FDA finds the product is substantially equivalent for a specific or general intended use. FDA clearance generally takes from four to twelve months, but it may take longer, and there is no assurance that the FDA will ultimately grant a clearance. The FDA may determine that a device is not substantially equivalent and require submission and approval of a premarket approval or require further information before it is able to make a determination regarding substantial equivalence.

Most of the products that we are currently marketing have received clearances from the FDA through the 510(k) premarket notification process. For any devices already cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in intended use require a new 510(k) submission and a separate FDA determination of substantial equivalence. We have made minor modifications to our products and, using the guidelines established by the FDA, have determined that these modifications do not require us to file new 510(k) submissions. If the FDA disagrees with our determinations, we may not be able to sell one or more of our products until the FDA has cleared new 510(k) submissions for these modifications, and there is no assurance that the FDA will ultimately grant a clearance. In addition, the FDA may determine that future products require the more costly, lengthy and uncertain premarket approval process under Section 515 of the FDC. The approval process under Section 515 generally takes from one to three years, but in many cases can take even longer, and there can be no assurance that any approval will be granted on a timely basis, if at all. Under the premarket approval process, an applicant must generally conduct at least one clinical investigation and submit extensive supporting data and clinical information establishing the safety and effectiveness of the device, as well as extensive manufacturing information. Clinical investigations themselves are typically lengthy and expensive, closely regulated and frequently require prior FDA clearance. Even if clinical investigations are conducted, there is no assurance that they will support the claims for the product. If the FDA requires us to submit a new pre-market notification under Section 510(k) for modifications to our existing products, or if the FDA requires us to go through the lengthier, more rigorous Section 515 pre-market approval process, our product introductions or modifications could be delayed or cancelled, which could cause our revenues to be below expectations.

In addition to FDA-required market clearances and approvals, our manufacturing operations are required to comply with the FDA's Quality System Regulation, or QSR, which addresses the quality program requirements, such as a company's management responsibility for the company's quality systems, and good manufacturing practices, product design, controls, methods, facilities and quality assurance controls used in manufacturing, assembly, packing, storing and installing medical devices. Compliance with the QSR is necessary to receive FDA clearance or approval to market new products and is necessary for us to be able to continue to market cleared or approved product offerings. There can be no assurance that we will not incur significant costs to comply with these regulations in the future or that the regulations will not have a material adverse effect on our business, financial condition and results of operations. Our compliance and the compliance by some of our suppliers with applicable regulatory requirements are and will continue to be monitored through periodic inspections by the FDA. The FDA makes announced and unannounced inspections to determine compliance with the QSR's and may issue us 483 reports listing instances where we have failed to comply with applicable regulations and/or procedures or Warning Letters which, if not adequately responded to, could lead to enforcement actions against us, including fines, the total shutdown of our production facilities and criminal prosecution.

If we or any of our suppliers fail to comply with FDA requirements, the FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

• fines, injunctions and civil penalties;
• the recall or seizure of our products;
• the imposition of operating restrictions, partial suspension or total shutdown of production;
• the refusal of our requests for 510(k) clearance or pre-market approval of new products;
• the withdrawal of 510(k) clearance or pre-market approvals already granted; and
• criminal prosecution.

Similar consequences could arise from our failure, or the failure by any of our suppliers, to comply with applicable foreign laws and regulations. Foreign regulatory requirements vary by country. In general, our products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA. However, the time and cost required to obtain regulatory approvals from foreign countries could be longer than that required for FDA clearance and the requirements for licensing a product in another country may differ significantly from the FDA requirements. We rely, in part, on our foreign distributors to assist us in complying with foreign regulatory requirements. We may not be able to obtain these approvals without incurring significant expenses or at all, and the failure to obtain these approvals would prevent us from selling our products in the applicable countries. This could limit our sales and growth.

Our future growth depends, in part, on our ability to penetrate foreign markets, particularly in Asia and Europe. However, we have encountered difficulties in gaining acceptance of our products in foreign markets, where we have limited experience marketing, servicing and distributing our products, and where we will be subject to additional regulatory burdens and other risks.

Our future profitability will depend in part on our ability to establish, grow and ultimately maintain our product sales in foreign markets, particularly in Asia and Europe. However, we have limited experience in marketing, servicing and distributing our products in other countries. In fiscal 2007 and the first quarter of fiscal 2008, less than 5% of our product revenues and less than 5% of our total revenues were derived from sales to customers outside the United States and Canada. Our foreign operations subject us to additional risks and uncertainties, including:

▪	our customers' ability to obtain reimbursement for procedures using our products in foreign markets;
▪	the burden of complying with complex and changing foreign regulatory requirements;
▪	language barriers and other difficulties in providing long-range customer support and service;
▪	longer accounts receivable collection times;
▪
significant currency fluctuations, which could cause our distributors to reduce the number of products they purchase from us because the cost of our products to them could fluctuate relative to the price they can charge their customers;

▪	reduced protection of intellectual property rights in some foreign countries; and
▪	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Our foreign sales of our products could also be adversely affected by export license requirements, the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs and difficulties in staffing and managing foreign operations. In addition, we are subject to the Foreign Corrupt Practices Act, any violation of which could create a substantial liability for us and also cause a loss of reputation in the market.

As part of our business strategy, we intend to pursue transactions that may cause us to experience significant charges to earnings that may adversely affect our stock price and financial condition.

We regularly review potential transactions related to technologies, product candidates or product rights and businesses complementary to our business. Such transactions could include mergers, acquisitions, strategic alliances, licensing agreements or co-promotion agreements. Our acquisition of Theseus Imaging Corporation in October 2000 and the acquisition of NOMOS, in May 2004, are examples of such transactions. In the future, if we have sufficient available capital, we may choose to enter into such transactions. We may not be able to successfully integrate newly acquired organizations, products or technologies into our business and the process could be expensive and time consuming and may strain our resources. Depending upon the nature of any transaction, we may experience a charge to earnings which could be material.

Operating results for a particular period may fluctuate and are difficult to predict.

The results of operations for any fiscal quarter or fiscal year are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly and annual fluctuations as a result of a number of factors. As a consequence, operating results for a particular future period are difficult to predict. Such factors include the following:

▪	Our net sales may grow at a slower rate than experienced in previous periods and, in particular periods, may decline;
▪	Our future sales growth is highly dependent on the successful introduction of our ClearPath device;
▪
Our brachytherapy product lines may experience some variability in revenue due to seasonality. This is primarily due to three major holidays occurring in our first fiscal quarter and the apparent reduction in the number of procedures performed during summer months, which could affect our third fiscal quarter results;

▪
Estimates with respect to the useful life and ultimate recoverability of our carrying basis of assets, including goodwill and purchased intangible assets, could change as a result of such assessments and decisions;

▪
As a result of our growth in past periods, our fixed costs have increased. With increased levels of spending and the impact of long-term commitments, we may not be able to quickly reduce these fixed expenses in response to short-term business changes;

▪	Acquisitions that result in in-process research and development expenses may be charged fully in an individual quarter;
▪	Changes or anticipated change in third-party reimbursement amounts or policies applicable to treatments using our products;

▪	Timing of the announcement, introduction and delivery of new products or product enhancements by us and by our competitors;
▪	The possibility that unexpected levels of cancellations of orders or backlog may affect certain assumptions upon which we base our forecasts and predictions of future performance;
▪	Changes in the general economic conditions in the regions in which we do business;
▪	Unfavorable outcome of any litigation; and
▪	Accounting adjustments such as those relating to reserves for product recalls, stock option expensing as required under SFAS No. 123R and changes in interpretation of accounting pronouncements

Being a public company significantly increases our administrative costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by NASDAQ in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. These rules, regulations and requirements have significantly increased our legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of our senior management. We expect our continued compliance with these and future rules and regulations to continue to require significant resources. These new rules and regulations also may make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly to serve on our audit committee.

Our publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. While we believe that our previously-filed SEC reports comply, and while we intend that all future reports will comply in all material respects with the published rules and regulations of the SEC, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review.  Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

Market volatility and fluctuations in our stock price and trading volume may cause sudden decreases in the value of an investment in our common stock.

The market price of our common stock has historically been, and we expect it to continue to be, volatile. The price of our common stock has ranged between $0.15 and $1.75 per share in the fifty-two week period ended April 30, 2008. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the medical device sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. Our stock price has also been affected by our own public announcements regarding such things as quarterly sales and earnings. Consequently, events both within and beyond our control may cause shares of our stock to lose their value rapidly.

In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In connection with our January 2008 sale of common stock, previous short-term borrowing transactions, and accompanying warrants, we are filing this resale registration statement covering an aggregate of up to 12,601,628 shares of common stock and 1,374,742 shares of common stock issuable upon exercise of warrants for the benefit of the selling security holders. The actual or anticipated resale by such investors under these registration statements may depress the market price of our common stock. Bulk sales of shares of our common stock in a short period of time could also cause the market price for our shares to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of this prospectus and the information incorporated by reference herein, including, without limitation, statements as to the product rationalization and reorganization and the other transactions described herein; any predictions of earnings, revenue, expenses or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products; any statements regarding future economic conditions; any statements concerning our future operations, financial condition and prospects; and any statements of assumptions underlying the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “potential,” “likely,” “continue,” or similar words, or expressions of the negative of these terms. These forward-looking statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements to reflect events or developments after the date of this prospectus.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the common stock covered by this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale or other disposition of these shares of common stock. However, we may receive proceeds from the exercise of the warrants if they are exercised. Any funds received from the exercise of the warrants will be used for general corporate purposes.

SELLING STOCKHOLDERS

We issued 12,601,628 shares of common stock and warrants to purchase an additional 630,081 shares of common stock on January 18, 2007 in a private placement to certain stockholders set forth below. In addition, we issued warrants to purchase 744,661 shares of common stock in 2007 and 2008 in connection with short-term borrowing transactions to certain stockholders also set forth below. Pursuant to a Securities Purchase Agreement dated December 12, 2007, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the resale of the shares of our common stock we issued, and which we will issue upon exercise of warrants, to those stockholders and to keep the registration statement effective until the earlier of the date on which the shares registered hereunder are sold, the date on which the shares registered hereunder can be sold without registration and without restriction as to the number of shares that may be sold, or the second anniversary of the closing of the private placement.

The following table sets forth, as of July 15, 2008: (1) the name of each selling stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by each such selling stockholder after completion of the offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on 18,465,699 shares of common stock issued and outstanding at June 30, 2008. We prepared this table based on the information supplied to us by the selling stockholders named in the table and we have not sought to verify such information.

Since the date on which the selling stockholder provided this information, the selling stockholder may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling stockholder may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required.

The selling stockholder may from time to time offer and sell any or all of the shares of common stock under this prospectus. Because the selling stockholder is not obligated to sell the shares of common stock, we cannot estimate how many shares of common stock that the selling stockholder will hold upon consummation of any such sales.
Selling Stockholder	Common Stock Owned Prior to Offering	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of Offering (1)	Percentage of Common Stock Owned Upon Completion of Offering
TAC Associates, L.P. (2)	278,386	231,214	47,172	1.5%
Three Arch Partners IV, L.P. (3)	4,022,468	3,340,868	681,600	21.8%
Three Arch Associates IV, L.P. (4)	88,817	73,767	15,050	*
Three Arch Capital, L.P. (5)	5,888,538	4,890,739	997,799	31.9%
SF Capital Partners Ltd. (6)	2,929,128	2,134,146	794,982	15.8%
CHL Medical Partners III Side Fund, L.P. (7)	255,311	214,462	40,849	1.4%
CHL Medical Partners III, L.P. (8)	2,793,468	2,346,513	446,955	15.1%
Agility Capital, LLC (9)	645,324	645,324	--	2.9%
Silicon Valley Bank (10)	427,597	99,337	328,260	2.3%

*	Represents less than 1% of the common stock outstanding.

(1)	Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.
(2)	Includes 11,010 shares subject to warrants which are currently exercisable.
(3)	Includes 159,089 shares subject to warrants which are currently exercisable.
(4)	Includes 3,513 shares subject to warrants which are currently exercisable.
(5)	Includes 232,892 shares subject to warrants which are currently exercisable.
(6)	Includes 101,626 shares subject to warrants which are currently exercisable.
(7)	Includes 10,212 shares subject to warrants which are currently exercisable.
(8)	Includes 111,739 shares subject to warrants which are currently exercisable.
(9)	Includes 645,324 shares subject to warrants which are currently exercisable.
(10)	Includes 427,597 shares subject to warrants which are currently exercisable, of which 99,337 are being offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered under this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise prices of the warrants.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transaction involving sales of the shares if liabilities are imposed on that person under the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts or commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledges or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purposes of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transaction involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the passage of two years from the closing date of the private placement, (2) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (3) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

Certain legal matters regarding the shares of our common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, Newport Beach, California.

EXPERTS

The consolidated financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of North American Scientific, Inc. for the year ended October 31, 2007 have been so incorporated in reliance on the reports of SingerLewak LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

In this document, we incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be an important part of this prospectus. Any statement in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such statement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information in such future filings deemed, under SEC rules, to have been furnished and not filed), after the date of this prospectus and until all of the shares of common stock to which this prospectus relates have been sold or this offering is otherwise terminated:

•	our Annual Report on Form 10-K for the fiscal year ended October 31, 2007, filed on January 29, 2008 and amended on February 28, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended January 31, 2008, filed on March 17, 2008, and our Quarterly Report on Form 10-Q for the quarter ended April 30, 2008, filed on June 16, 2008;

•	all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in the first bullet above; and

•
our Registration Statement on Form 10-SB, relating to the description of our common stock, filed on August 22, 1995, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

North American Scientific, Inc.
20200 Sunburst Street
Chatsworth, California 91311
Tel.: (818) 734-8600
Attention: Chief Financial Officer

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by the registrant in connection with the registration and sale of the securities being registered hereby. All of such fees and expenses, except the SEC registration fee, are estimated.

SEC Registration Fee	$439.42
Accounting Fees and Expenses	$7,500.00
Legal Fees and Expenses	$20,000.00
Miscellaneous	$1,000.00
TOTAL	$28,939.42

Item 15.  Indemnification of Directors and Officers.

The Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorney's fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The DGCL provides that indemnification may not be made for any claim, issue or matters as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

The Certificate of Incorporation of the Company, as amended (the “Certificate”), provides that each person who is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of the Company will be indemnified by the Company, and that each person who is so involved by reason of the fact that he or she is or was an officer, employee or agent of the Company, or is or was serving at the request of the Company in any other capacity for or on behalf of the Company, may be indemnified by the Company, against any liability or expense actually and reasonably incurred by such person in respect of such threatened, pending or completed action, suit or proceeding. The Company shall not be obligated to indemnify any such person: (i) with respect to proceedings, claims or actions initiated or brought voluntarily by such person and not by way of defense; or (ii) for any amounts paid in settlement of an action effected without the prior written consent of the Company to such settlement. The indemnification rights conferred by the Certificate are not exclusive of any other right to which persons seeking indemnification may be entitled under any law, agreement or otherwise.

The bylaws of the Company, as amended (the “Bylaws”), provide that each person who is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of the Company will be indemnified by the Company, and that each person who is so involved by reason of the fact that he or she is or was an officer, employee or agent of the Company, or is or was serving at the request of the Company in any other capacity for or on behalf of the Company, may be indemnified by the Company, against any liability or expense actually and reasonably incurred by such person in respect of such threatened, pending or completed action, suit or proceeding. Expenses may be paid in advance by the Company upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification by the Company. The Company shall not be obligated to indemnify any such person: (i) with respect to proceedings, claims or actions initiated or brought voluntarily by such person and not by way of defense; or (ii) for any amounts paid in settlement of an action effected without the prior written consent of the Company to such settlement. The indemnification and advancement of expenses provided by the Bylaws are not exclusive of any other rights to which persons seeking indemnification or advancement of expenses may be entitled under any law, agreement or otherwise. The Company has purchased and maintains insurance on behalf of its directors, officers, employees and agents.

Item 16.  Exhibits.

Exhibit No.	Description

4.1
Securities Purchase Agreement, dated December 12, 2007, by and among the Registrant and the selling stockholders (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on December 13, 2007).

4.2	Form of Warrant issued by the Registrant to the selling stockholders (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed December 13, 2007).

4.3	Form of Warrant issued by the Registrant to Silicon Valley Bank (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed June 16, 2008).

4.4	Form of Warrant issued by the Registrant to Agility Capital, LLC (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed October 24, 2007).

4.5	Amendment to Warrant to Purchase Stock, dated December 20, 2007, by and between the Registrant and Agility Capital, LLC.

4.6	Form of Warrant issued by the Registrant to Agility Capital, LLC, dated November, 20, 2007.

4.7	Amendment to Warrant to Purchase Stock, dated December 20, 2007, by and between the Registrant and Agility Capital, LLC.

4.8	Form of Warrant issued by the Registrant to Agility Capital, LLC, dated December 20, 2007.

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

23.1	Consent of SingerLewak LLP, independent registered public accounting firm.

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page to this Registration Statement).

Item 17.  Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California, on July 16, 2008.

By:	/s/ John B. Rush
John B. Rush
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of North American Scientific, Inc., do hereby constitute and appoint John B. Rush our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary N. Wilner	Director (Chairman of the Board)	July 16, 2008
Dr. Gary N. Wilner
/s/ John B. Rush	President, Chief Executive Officer and Director	July 16, 2008
John B. Rush	(Principal Executive Officer and Principal Financial Officer)
/s/ Wilfred E. Jaeger	Director	July 16, 2008
Wilfred E. Jaeger
/s/ John M. Sabin	Director	July 16, 2008
John M. Sabin
/s/ Richard A. Sandberg	Director	July 16, 2008
Richard A. Sandberg
/s/ Thomas J. Soucy	Controller	July 16, 2008
Thomas J. Soucy
/s/ Robert V. Toni	Director	July 16, 2008
Robert V. Toni
/s/ Roderick A. Young	Director	July 16, 2008
Roderick A. Young

EXHIBIT INDEX

Exhibit No.	Description

4.1
Securities Purchase Agreement, dated December 12, 2007, by and among the Registrant and the selling stockholders (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on December 13, 2007).

4.2	Form of Warrant issued by the Registrant to the selling stockholders (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed December 13, 2007).

4.3	Form of Warrant issued by the Registrant to Silicon Valley Bank (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed June 16, 2008).

4.4	Form of Warrant issued by the Registrant to Agility Capital, LLC (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed October 24, 2007).

4.5	Amendment to Warrant to Purchase Stock, dated December 20, 2007, by and between the Registrant and Agility Capital, LLC.

4.6	Form of Warrant issued by the Registrant to Agility Capital, LLC, dated November, 20, 2007.

4.7	Amendment to Warrant to Purchase Stock, dated December 20, 2007, by and between the Registrant and Agility Capital, LLC.

4.8	Form of Warrant issued by the Registrant to Agility Capital, LLC, dated December 20, 2007.

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

23.1	Consent of SingerLewak LLP, independent registered public accounting firm.

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page to this Registration Statement).